NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC ANNOUNCES REDEMPTION OF A SUBSIDIARY'S 5.35% NOTES DUE 2023 IN FULL

LONDON, U.K. – December 22, 2022 – International Game Technology PLC (NYSE:IGT) ("IGT") today announced that International Game Technology (a Nevada corporation and direct wholly owned subsidiary of IGT) (the "Subsidiary") has exercised its option to redeem in full its $60,567,000.00 5.35% Notes due 2023 (CUSIP No.: 459902 AT9 / ISIN US459902AT95) (the "Notes") on January 23, 2023 (the "Redemption Date") at a redemption price equal to the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of interest accrued and unpaid from October 15, 2022 to, but excluding, the Redemption Date) on the Notes discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 40 basis points.

On the Redemption Date, the redemption price, together with the applicable accrued interest, will become due and payable. Unless the Subsidiary defaults in making payment of the applicable redemption price, interest, if any, on the Notes will cease to accrue on and after the Redemption Date.

The Paying Agent for the Notes is Computershare Trust Company, N.A. The Notes must be surrendered to the Paying Agent to collect the applicable redemption price and accrued interest. Surrender of the Notes can be made in the following manner:

Registered & Certified Mail:	Regular Mail or Courier:	In Person by Hand Only:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Corporate Trust Operations	Corporate Trust Operations	Corporate Trust Services
MAC N9300-070	MAC N9300-070	MAC N9300-070
600 South Fourth Street	600 South Fourth Street	600 South Fourth Street
Minneapolis, MN 55402	Minneapolis, MN 55402	Minneapolis, MN 55402

By Facsimile Transmission:
(877) 407 4679
Telephone:
(800) 344-5128

This news release does not constitute a notice of the redemption of the Notes. A notice of the redemption of the Notes will be sent to all registered holders of the Notes on or about the date hereof.

About IGT

IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall", "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2021 and other documents filed from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contacts

Phil O'Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 06 5189 9184; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190